EXHIBIT 99.19


                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182



FOR IMMEDIATE RELEASE                                                   TSX: GGG
December 6, 2004


                     GLENCAIRN RESPONDS TO UNFOUNDED CLAIMS
                           BY SPECIAL INTEREST GROUP

            BELLAVISTA MINE SCHEDULED TO BEGIN PRODUCTION IN Q2 2005

Glencairn Gold Corporation (TSX-GGG) today responded to recent actions taken by an anti-mining special interest group in Costa Rica. These actions include irresponsible and erroneous statements circulated on the internet that attempt to link Glencairn to an ongoing political scandal in Costa Rica as well as an unfounded legal claim which seeks to challenge certain permits for the Bellavista mine.

Kerry Knoll, President and Chief Executive Officer of Glencairn, stated: "These actions are simply the latest step in a campaign by a small number of long time opponents of the Bellavista mine which is intended to delay the construction and operation of the mine. There are no grounds whatsoever for the allegations made by this group. These same individuals have previously tested several of these issues through the courts and by administrative means and have completely failed. We have no reason to believe the result will be any different this time."

Glencairn's subsidiary, Metales Procesados MRW S.A., has been made a party to a legal proceeding brought by this group before the Constitutional Court of Costa Rica against three branches of the Government that alleges several defic iencies in the process followed by the Government in granting permits for the Bellavista mine. The legal proceeding does not include a challenge to the exploitation concession under which Metales' holds its mineral rights to the Bella vista mine.

Glencairn and its Costa Rican legal counsel have reviewed the allegations and believe they are without legal merit and factual basis. Governmental officials in Costa Rica have stated publicly on several occasions that construction of the mine is being carried out in compliance with Costa Rican law. Glencairn understands that it may take as long as three years before a decision is rendered by the Court.

The Company is confident that its position will be upheld and that there will not be any interruption to its development schedule for the Bellavista mine. Glencairn is continuing with construction of the mine and expects to begin processing ore in the first quarter of 2005, with the first gold production to begin in the second quarter.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.